BlackRock Variable Series Funds, Inc. ("the Registrant"):
BlackRock Managed Volatility V.I. Fund
77D(g)
On September 12, 2012, the Board of Directors (the
"Board") of BlackRock Variable Series Funds, Inc.
approved certain changes to the Fund. In particular, the Board approved a change in the name of the Fund from "BlackRock Balanced Capital V.I. Fund to "BlackRock
Managed Volatility V.I. Fund" and changes to the Fund's principal investment strategies. In addition, Fund management has determined to make changes to the Fund's portfolio management team and the benchmark index against which the Fund measures its performance.
As a result of these changes, the Fund's weightings in equity securities and fixed-income senior securities will no longer be constrained. In particular, the Fund will no longer be required to allocate at least 25% of its assets in equity securities and at least 25% of its assets in fixed-income senior securities. The Fund will implement its investment strategies through a fund of funds structure and may invest a significant portion of its assets in affiliated and unaffiliated exchange-traded funds ("ETFs") and equity and fixed-income funds managed by BlackRock Advisors, LLC ("BlackRock"), the Fund's investment manager, or its affiliates (the "mutual funds"). As a result of these changes, certain risks of investing in the Fund will also change. These changes, which are summarized below, will be effective January 22, 2013.
Principal Investment Strategies of the Fund
Under the new strategy, the Fund will use an asset allocation strategy, investing varying percentages of its portfolio in three major categories: stocks, bonds and money market instruments. The Fund will have wide flexibility in the relative weightings given to each category. The Fund may also invest a significant portion of its assets in affiliated and unaffiliated ETFs and mutual funds. The Fund will seek to provide total return through its equity, fixed-income and other investment strategies.
With respect to its equity investments, the Fund may invest in ETFs, mutual funds or individual equity securities to an unlimited extent. The Fund, the ETFs and the mutual funds may invest in common stock, preferred stock, securities convertible into common stock, non-convertible preferred stock and depositary receipts. The
Fund, the ETFs and the mutual funds may invest in securities of both U.S. and non-U.S. issuers without limit, which can be U.S. dollar-based or non-U.S. dollar-based and may be currency hedged or unhedged. The Fund, the ETFs and the mutual funds may invest in securities of companies of any market capitalization.
With respect to its fixed-income investments, the Fund may invest in ETFs, mutual funds or individual fixed-income securities to an unlimited extent. The Fund, the ETFs and the mutual funds may invest in a portfolio of fixed-income securities such as corporate bonds and notes, commercial and residential mortgage-backed securities (bonds that are backed by a mortgage loan or pools of loans secured either by commercial property or residential mortgages, as applicable), collateralized mortgage obligations (bonds that are backed by cash flows from pools of mortgages and may have multiple classes with different payment rights and protections), collateralized debt obligations, asset-backed securities, convertible securities, debt obligations of governments and their sub-divisions (including those of non-U.S.
governments), other floating or variable rate obligations, municipal obligations and zero coupon debt securities. The Fund, the ETFs and the mutual funds may also invest a significant portion of their assets in non-investment grade bonds (junk bonds or distressed securities), non-investment grade bank loans, foreign bonds (both U.S. dollar- and non-U.S. dollar-denominated) and bonds of emerging market issuers. The Fund, the ETFs and the mutual funds may invest in non-U.S. dollar-denominated bonds on a currency hedged or unhedged basis.
With respect to its cash investments, the Fund may hold high quality money market securities, including short term U.S. Government securities, U.S. Government agency securities, securities issued by U.S. Government-sponsored enterprises and U.S. Government instrumentalities, bank obligations, commercial paper, including asset-backed commercial paper, corporate notes and repurchase agreements. The Fund may invest a significant portion of its assets in money market funds, including those advised by BlackRock or its affiliates.
The Fund may invest in derivatives, including, but not limited to, interest rate, total return and credit default swaps, indexed and inverse floating rate securities, options, futures, options on futures and swaps and foreign currency transactions (including swaps), for hedging purposes, as well as to increase the return on its portfolio investments. The Fund may seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as reverse repurchase agreements or dollar rolls). The Fund may also use forward foreign currency exchange contracts
(obligations to buy or sell a currency at a set rate in the future) to hedge against movement in the value of non-U.S. currencies. The ETFs and the mutual funds may, to varying degrees, also invest in derivatives.
The Fund may invest in U.S. and non-U.S. real estate investment trusts ("REITs"), structured products
(including, but not limited to, structured notes, credit linked notes and participation notes, or other instruments evidencing interests in special purpose vehicles, trusts, or other entities that hold or represent interests in fixed-income securities) and floating rate securities (such as bank loans).
The Fund will incorporate a volatility control process that seeks to reduce risk when portfolio volatility is expected to deviate from the Fund's targeted total return volatility of 10% over a one-year period. Volatility is a statistical measurement of the magnitude of up and down fluctuations in the value of a financial instrument or index over time. Volatility may result in rapid and dramatic price swings. While BlackRock will attempt to manage the Fund's volatility exposure to stabilize performance, there can be no guarantee that the Fund will reach its target volatility. The Fund will adjust its asset allocation in response to periods of high or low expected volatility. The Fund may without limitation allocate assets into cash or short-term fixed-income securities, and away from riskier assets such as equity and high yield fixed-income securities. When volatility decreases, the Fund may move assets out of cash and back into riskier securities. At any given time, the Fund may be invested entirely in equities, fixed-income or cash.
The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.
Investment Risks
Risk is inherent in all investing. The value of your investment in the Fund, as well as the amount of return you receive on your investment, may fluctuate significantly from day to day and over time. You may lose part or all of your investment in the Fund or your investment may not perform as well as other similar investments. The Fund will be subject to additional investment risks under its new strategy and will be subject to the investment risks of the ETFs and mutual funds in which it will invest. Below is a summary of the Fund's principal risks associated with its fund-of-funds structure.


Affiliated Fund Risk - In managing the Fund, BlackRock will have authority to select and substitute ETFs or mutual funds. BlackRock may be subject to potential conflicts of interest in selecting ETFs or mutual funds because the fees paid to BlackRock by some ETFs or mutual funds are higher than the fees paid by other ETFs or mutual funds. However, BlackRock is a fiduciary to the Fund and is legally obligated to act in the Fund's best interests when selecting ETFs and mutual funds.



Allocation Risk - The Fund's ability to achieve its investment objective depends upon BlackRock's skill in determining the Fund's strategic asset class allocation and in selecting the best mix of ETFs, mutual funds and direct investments. There is a risk that BlackRock's evaluations and assumptions regarding asset classes or ETFs or mutual funds may be incorrect in view of actual market conditions.



Investments in ETFs and Other Mutual Funds Risk - The
Fund's net asset value will change with changes in the value of the ETFs, mutual funds and other securities in which it invests. As with other investments, investments in other investment companies, including ETFs, are subject to market risk and, for non-index strategies, selection risk. In addition, if the Fund acquires shares of investment companies, including ETFs, shareholders bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the investment companies. If the Fund acquires shares of mutual funds, shareholders bear both their proportionate share of expenses in the Fund (excluding management and advisory fees) and, indirectly, the expenses of the mutual funds. To the extent the Fund is held by an affiliated fund, the ability of the Fund itself to hold other investment companies may be limited.


One ETF or mutual fund may buy the same securities that another ETF or mutual fund sells. In addition, the Fund may buy the same securities that an ETF or mutual fund sells, or vice-versa. If this happens, an investor in the Fund would indirectly bear the costs of these transactions without accomplishing the intended investment purpose. Also, an investor in the Fund may receive taxable gains from portfolio transactions by an ETF or mutual fund, as well as taxable gains from transactions in shares of ETS or mutual fund by the Fund. Certain of the ETFs or mutual funds may hold common portfolio securities, thereby reducing the diversification benefits of the Fund.







Change of Benchmark
The Fund will change the components of its customized
weighted index from the Russell 1000 Index (60%)/Barclays
U.S. Aggregate Bond Index (40%) to the MSCI All Country
World Index (60%)/Citi World Government Bond Index
(hedged into USD) (40%). Fund management believes the
custom blended benchmark that is comprised of 60% of the
MSCI All Country World Index and 40% of the Citi World
Government Bond Index (hedged to USD) better reflects the
Fund's increasing global exposure.
* * *
Changes to the Fund's Portfolio Management Team
The Fund will be managed by Philip Green, who will be primarily responsible for the day-to-day management of the Fund.